

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2022

Shahira Wely
Chief Executive Officer
WidFit Inc.
Jabotinsky Street 3
Hod Hasharon 4530803
Israel

> **Re: WidFit Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2022**
> **File No. 333-263379**

Dear Ms. Wely:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please disclose that Shahira Wely, your Chief Executive Officer, controls 100% of the total voting power of the company.

Prospectus Summary
Our Company, page 4

2. Please disclose that there can be no assurances that your efforts to develop the proposed Internet browser will succeed or that you will be able to successfully market and generate revenues from the proposed Internet browser, if developed.

Risk Factors
We incur costs associated with SEC reporting compliance..., page 10

3. Please disclose that for as long as you remain an emerging growth company you will have the ability to include only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations disclosure. Also, disclose each of the conditions that will result in the Company losing EGC status.

Our insiders beneficially own..., page 12

4. Please revise this risk factor to clarify that Shahira Wely, your Chief Executive Officer, controls 100% of the total voting power of the company.

Use of Proceeds, page 14

5. You state that the minimum amount of proceeds needed in order to have an operating business and to meet your reporting requirements is $15,000 of which $8,000 is needed for browser development and $2,000 for marketing and promotion. However, based on your use of proceeds table, it appears that the minimum amount of proceeds needed in order to fund your browser development, marketing costs and reporting requirements is $30,000. Please revise or explain.

6. Please tell us why you refer to selling shareholders here and on page 17 when there does not appear to be a resale component to your offering. Please advise or revise.

Description of Business
Organization within the Last Five Years, page 19

7. Please revise to refer to the correct fiscal year end date of December 31 rather than June 30th as currently disclosed. Also you refer here to your net loss for the period of inception on December 13, 2021 to December 31, 2022. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 22

8. Please clarify why you refer to the minimum subscription level when this offering does not appear to have a minimum component. Also, clarify whether your statement that you can satisfy your cash requirements through December 31, 2022 relates to your cash requirements as a shell company or implementing your business plan.

Liquidity and Capital Resources, page 23

9. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

<u>Audited Financial Statements for the period from December 13, 2021 (inception) to December 31, 2021, page F-1</u>

10.   Revise your Balance Sheet, Statement of Operations, Statement and Stockholders' Equity and Statement of Cash Flows to remove the unaudited label from each header.

<u>Note 3. Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page F-7</u>

11.   Please revise the notes to your financial statements to include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December 15, 2020. Refer to ASC 606-10-65-1.

<u>Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm, page 23.2</u>

12.   Revise the consent of your independent registered public accounting firm to reference the correct balance sheet date of December 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Puzzo